Exhibit 99.1

Independence Realty Trust, Inc. Announces Pricing of Public Offering

PHILADELPHIA, PA – August 13, 2013 – Independence Realty Trust, Inc. (the “Company”) today announced the pricing of its public offering of 4,000,000 shares of its common stock at a public offering price of $8.50 per share for total gross proceeds of approximately $34.0 million. All of the shares are being offered by the Company.

The Company’s common stock is expected to begin trading on August 13, 2013 on the NYSE MKT under the symbol “IRT”. The offering is expected to close on August 16, 2013, subject to the satisfaction of customary closing conditions. The Company has granted the underwriters a 30-day option to purchase up to an additional 600,000 shares of common stock at the public offering price, less underwriting discounts and commissions, solely to cover overallotments, if any.

The net proceeds of the offering are estimated to be approximately $31.1 million after deducting underwriting discounts and commissions and estimated offering expenses, prior to any exercise of the underwriters’ overallotment option. The Company intends to use the net proceeds from the offering to acquire additional properties, redeem all of its and its operating partnership’s outstanding preferred securities and for general corporate purposes.

Ladenburg Thalmann & Co. Inc., a subsidiary of Ladenburg Thalmann Financial Services Inc. (NYSE MKT: LTS), William Blair, JMP Securities and Compass Point are acting as joint book-running managers for the offering. Aegis Capital Corp, Drexel Hamilton, MLV & Co. LLC, National Securities Corporation, a wholly owned subsidiary of National Holdings, Inc. (OTCBB:NHLD) and C&Co/PrinceRidge are acting as co-managers.

A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. This offering is being made solely by means of a prospectus. A copy of the final prospectus for the offering will be filed with the Securities and Exchange Commission and, when available, may be obtained by contacting Ladenburg Thalmann & Co. Inc., Attn: Syndicate Department, 58 South Service Road, Suite 160, Melville, New York 11747, or by telephone at (800) 573-2541. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful before registration or qualification thereof under the securities laws of any such state or jurisdiction.

About Independence Realty Trust, Inc.

Independence Realty Trust, Inc. is a real estate investment trust (“REIT”) that owns well-located apartment properties in geographic submarkets that it believes support strong occupancy and the potential for growth in rental rates. The Company seeks to provide stockholders with attractive risk-adjusted returns, with an emphasis on distributions and capital appreciation. The Company is externally advised by a wholly-owned subsidiary of RAIT Financial Trust (NYSE: RAS).

Forward Looking Statements

This press release contains “forward-looking statements.” These forward -looking statements relate to beliefs, expectations or intentions and similar statements concerning matters that are not of historical fact and are generally accompanied by words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “anticipate,” “potential,” “plan,” “goal” or other words that convey the uncertainty of future events or outcomes. These forward-looking statements may include, but are not limited to, expectations concerning the Company’s ability to complete the offering and its and its operating partnership’s intended use of the net proceeds. The Company has based these forward-looking statements on its current expectations and assumptions about future events. While the Company’s management considers these expectations to be reasonable, they are inherently subject to risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond the Company’s control. Investors should not place undue reliance on these forward-looking statements.

Independence Realty Trust, Inc. Contact

Andres Viroslav

215.243.9000

aviroslav@irtreit.com